

Mail Stop 4561

December 22, 2016

Jeremy R. Whitaker
Chief Financial Officer
Lantronix, Inc.
7535 Irvine Center Drive, Suite 100
Irvine, CA 92618

      Re: Lantronix, Inc.
              Registration Statement on Form S-3
              Filed December 14, 2016
              File No. 333-215090

Dear Mr. Whitaker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gabriel Eckstein at (202) 551-3286 with any questions.

              Sincerely,

              /s/ Katherine Wray

              Katherine Wray
              Attorney-Adviser
              Office of Information
              Technologies and Services

cc: Ryan C. Wilkins, Esq.
       Stradling Yocca Carlson & Rauth, P.C.